Free Writing Prospectus (to the Preliminary Prospectus Supplement dated June 26, 2014)	Filed Pursuant to Rule 433 Registration Statement No. 333-182213 Pricing Term Sheet

POPULAR, INC.

Pricing Term Sheet

$450,000,000 7.000% Senior Notes due 2019

Issuer:	Popular, Inc. (the “Company”)

Expected Ratings*:	B2 (Negative)/B+ (Stable)/BB- (Stable)/ (Moody’s/S&P/Fitch)

Trade Date:	June 26, 2014

Settlement Date:	July 1, 2014

Principal Amount:	$450,000,000

Stated Maturity Date:	July 1, 2019

Coupon:	7.000% per annum

Benchmark Treasury:	1.500% due May 2019

Issue Price (Price to Public):	100% of face amount

Yield to Maturity:	7.000%

Payment Frequency:	Semi-Annually

Interest Payment Dates:	January 1 and July 1 of each year, beginning on January 1, 2015

Use of Proceeds	The Company intends to use (1) approximately $400 million of the proceeds of this offering and available cash to redeem $936 million of our Junior Subordinated Debentures currently held by Popular Capital Trust III, an affiliated trust, and consequently redeem $935 million of Capital Securities currently held by the U.S. Treasury under the TARP and (2) the remaining net proceeds to provide additional liquidity to the holding company.

Optional Redemption:	Prior to June 1, 2019 (the “Early Call Date”), the notes will be redeemable at the Company’s option, in whole at any time or in part from time to time, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed or (2) the sum of the present values of the remaining scheduled payments of principal of and interest on the notes to be redeemed that would be due after the related redemption date and on or prior to the Early Call Date (exclusive of any interest accrued to such redemption date) discounted to such redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points, plus in each case unpaid interest, if any, accrued to, but not including, such redemption date. If the Company redeems the notes on or after June 1, the notes will be redeemed at a redemption price equal to 100% of the principal amount of the notes to be so redeemed, plus accrued and unpaid interest to the redemption date. See the preliminary prospectus supplement for the definition of “Treasury Rate” and for further terms and provisions applicable to optional redemption.

Denominations:	$2,000 x $1,000

CUSIP/ISIN:	733174AJ5 / US733174AJ54

Book Running Manager:	J.P. Morgan Securities LLC

Senior Co-Manager:	Goldman, Sachs & Co.

Co-Managers:

Barclays Capital Inc.

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

Drexel Hamilton, LLC

Guggenheim Securities, LLC

Keefe, Bruyette & Woods, Inc.

Nomura Securities International, Inc.

Popular Securities LLC

RBC Capital Markets, LLC

Sandler O’Neill & Partners, L.P.

Wells Fargo Securities, LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan collect at (212) 834-4533.

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